22004244

[illegible] D.C. 20549

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MAR 03 2022

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SEC FILE NUMBER
8-69959

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KCM Securities, LLC [DBA Keystone Capital Markets]

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 PACIFICA, SUITE 450
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolette Denney	760-815-1817	ndenney@fincocontrols.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Ste 303	Bloomgingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/30/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RHS

OATH OR AFFIRMATION

I, Allan Siposs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCM Securities, LLC [DBA Keystone Capital Markets], as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

(Please see attached certificate)

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 22, by Allan Siposs ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MICHELLE BEDELL
COMM. #2381039
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires 11/28/2025

(Seal) Signature ______________________

KCM Securities, LLC
DBA Keystone Capital Markets

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

KCM Securities, LLC

DBA Keystone Capital Markets

Independent Auditor's Opinion

For the Year-ended December 31, 2021

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of KCM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KCM Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KCM Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KCM Securities, LLC's management. Our responsibility is to express an opinion on KCM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as KCM Securities, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2022

KCM Securities, LLC

DBA Keystone Capital Markets

Financial Statements

For the Year-ended December 31, 2021

KCM Securities, LLC
DBA Keystone Capital Markets
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	667,763
Accounts receivable		33,895
Return of Use - Asset		281,751
Prepaid expenses		35,364
Lease deposit		10,866
Total assets	$	1,029,639

Liabilities and members' Equity

Liabilities

Accounts payable	$	844
Accrued expenses		531,725
Long term liability		281,751
Total liabilities		814,320

Members' equity

Members' equity		215,319
Total members' equity		215,319
Total liabilities and members' equity	$	1,029,639

The accompanying notes are an integral part of these financial statements.

KCM Securities, LLC
DBA Keystone Capital Markets
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KCM Securities, LLC (the "Company") is a California Limited Liability Company as of April 20, 2017 and approved by the Financial Industry Regulatory Authority {"FINRA") and the Securities Exchange Commission ("SEC") on August 28, 2017 to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the business of conducting investment banking, business evaluations and consulting, and M&A advisory services. The Company does not hold customer funds or securities.

Under its membership agreement with FINRA, the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

In June 2020, the Company submitted a name change with FINRA to conduct business as Keystone Capital Markets.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company minimum annual tax of $800 and California limited liability company fees in the amount of $6,000 based on the California LLC Taxes and Fees schedule.

Leases

In accordance with Accounting Standards Codification 842, Leases ("ASC 842"), the Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of

Leases (CONTINUED)

leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

Note 2: COMMITMENTS AND CONTINGENCIES

Leases

Effective September 1, 2021, the Company entered into a lease agreement for office space in Irvine, CA.
The Company has a security deposit of $10,865 reflected in the accompanying statement of financial condition. The Company leases the office space through an operating lease set to expire in 2024. Operating lease assets and liabilities as of December 31, 2021, are as follows:

Operating lease ROU assets, net	$281,751
Operating lease liabilities	$291,241

Total operating lease costs were approximately $32,988 for the year ended December 31, 2021.

Weighted-average remaining lease term in years	2 yrs., 8 mo.
Weighted-average discount rate	3.80%

Information associated with the remaining operating lease obligations as of December 31, 2021
Leases:

Note 2: COMMITMENTS AND CONTINGENCIES *(CONTINUED)*

Estimated future minimum rental payments required under the lease liabilities together with their present value are approximately as follows:

Year ending December 31,	
2022	$111,911
2023	115,787
2024	79,025
Total operating lease payments	306,723
Less imputed interest	(15,482)
Total operating lease liabilities	$291,241

Note 3: REVENUE RECOGNITION

Revenues from contracts with customers are comprised of banking and advisory fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed based on certain deliverables within the agreement. The Company has multiple open contracts that have potential success fee revenue. At year end the Company has one open contract of deferred revenue of $22,525, all other revenues have been earned.

Note 4: INCOME TAXES

The Company is required to file income tax returns in the California state tax jurisdiction. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 6: RELATED PARTY TRANSACTIONS

The Company assumed the balance of the office lease (including remaining payments, deposits and other related liabilities) at 114 Pacifica, Suite 370, Irvine, CA 92618 from one of its affiliates as of 12/31/2020. The assumed lease expired on July 31, 2021, and had a monthly expense of approximately $16,600.00. As of December 31, 2021, there was no money owed to its affiliate.

The Company receives reimbursement by individual members for costs related to employee compensation (i.e. salaries, hourly wages, payroll taxes, etc.) that are specific to services provided to such individual members. Members are billed monthly for such employee expenses with semi-annual and annual reconciliations to ensure accurate accounting allocations.

Note 6: RELATED PARTY TRANSACTIONS *(CONTINUED)*

The Company charges certain members and other 3rd parties desk fees for use of the Irvine office location. Desk fee amounts are determined by the members in Irvine and adjusted on an as-needed basis. No formal agreement exists with any of the parties that pay a desk fee to the Company.

Note 7: Net Capital

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $135,194 which was $99,689 in excess of its required net capital of $35,505. The Company's ratio of aggregate indebtedness to net capital was 393.93%.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through January 31, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

KCM Securities, LLC

DBA Keystone Capital Markets

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2021

KCM Securities, LLC
DBA Keystone Capital Markets
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

Computation of net capital		
Members' equity	$ 215,319	
Total members' equity		$ 215,319
Less: Non-allowable assets		
Other receivables	33,895	
Prepaid expenses	35,364	
Lease deposit	10,866	
Total non-allowable assets		80,125
Net Capital		135,194
Computation of net capital requirements		
Minimum net capital requirements	5,000	
6 2/3 percent of net aggregate indebtedness	$ 35,505	
Minimum dollar net capital required	$ 35,505	
Net capital required (greater of above)		35,505
Excess net capital		$ 99,689
Ratio of aggregate indebtedness to net capital	393.93 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2021.

Subject: FW: 2021 Annual Audited Financial Report _KCM
Date: Monday, February 28, 2022 at 6:10:38 PM Pacific Standard Time
From: Allan Siposs
To: Amy Skallerud
CC: Geoff Blunt
Priority: High
Attachments: 2021 KCM Annual Audited Financials Report_Confidential.pdf, 2021 KCM Annual Audited Financials Report_Confidential.pdf RECEIPT.pdf, 2021 KCM Annual Audited Financials Report_Public.pdf, image001.png, image002.png

Hi Amy;

If you will be in the office tomorrow, can you please prepare this, per Nicki's instructions below?

Nicki suggests that we apply Post-Its to each copy of the financials clarifying if it is the short version (Public Draft), or the long version (Confidential Draft).

I plan to be in the office by around 11:30 tomorrow. We can discuss any questions you may have then.

Thanks;

Allan Siposs | Managing Director
KEYSTONE
CAPITAL MARKETS
Direct: 949.486.8513 | Mobile: 949.861.0182
20 Pacifica, Suite 450, Irvine, CA 92618
asiposs@keystone-cap.com | www.keystone-cap.com

KCM Securities, LLC d/b/a Keystone Capital Markets, registered broker dealer and member FINRA/SIPC.

From: Nicolette Denney <ndenney@fincocontrols.com>
Sent: Monday, February 28, 2022 4:48 PM
To: Allan Siposs <asiposs@keystone-cap.com>
Cc: Geoff Blunt <gblunt@keystone-cap.com>; Craig Primo <cprimo@keystone-cap.com>
Subject: 2021 Annual Audited Financial Report _KCM
Importance: High

Allan/Geoff/Craig/KCM,

Please find attached the 2021 Annual Audited Financial Reports (Both Confidential (LONG) and Public (Short).

The Confidential Report has been submitted to FINRA today, February 28, 2022. Receipt Attached.

(2) copies each need to be sent FedEx tomorrow to the SEC (please forward to Receipt of mailing) To ensure that the SEC uploads the correct report put a stick on the front ----------PUBLIC ----------------

Mail to below address:
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Trust me this will help keep it straight.

Thank you all for your help.

Working Better Together!

Nicolette (Nikki) Denney
FinOp and Compliance Consultant
Phone: (888) 500-0042, Ext. 2
Direct: (760) 815-1817

FINANCIAL COMPANY CONTROLS